Esperanza Resources Corp.

Management’s Discussion and Analysis

March 31, 2013

This discussion and analysis of the financial position and results of operations is intended to supplement the condensed consolidated interim financial statements of Esperanza Resources Corp. (the “Company” or “Esperanza”) for the three month period ended March 31, 2013, and the related notes thereto, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.

This discussion and analysis of financial position and results of operations is prepared as of May 22, 2013, and should be read in conjunction with the condensed consolidated interim financial statements of Esperanza for the three month period ended March 31, 2013 (“interim Financial Statements”), and the related notes thereto.

All dollar amounts included therein and in the following management’s discussion and analysis (“MD&A”) are in United States (“US”) dollars, except where noted. The Company changed its functional and presentation currency from the Canadian dollar to the US dollar, effective January 1, 2013, as described in Note 4 of the interim financial statements. These documents and other information relevant to the Company’s activities are available for viewing on SEDAR at www.sedar.com.

COMPANY OVERVIEW

The Company is principally engaged in the acquisition, exploration and development of mineral properties. The Company’s principal asset is the 100%-owned Esperanza Gold Project (formerly referred to as the Cerro Jumil Gold Project) in Morelos State, Mexico. The Company is primarily focused on advancing the Esperanza Gold Project to production.

In addition, the Company holds a 26% interest in Global Minerals Ltd. (TSX-V: CTG), owner of the Strieborná silver/copper project in Roznava, Slovakia.

The Company has no revenue, except interest income, and will continue to incur negative cash flows from operations. As a result, the Company expects to meet its cash requirements from funds in place or available through other sources. As at March 31, 2013, the Company has $32,442,161 in cash and cash equivalents and net working capital of $31,451,104.

Esperanza shares trade on the Toronto Stock Exchange Venture under the symbol EPZ and on the OTCQX under the symbol ESPZF.

Q1 2013 HIGHLIGHTS

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Announced a binding agreement to acquire three mineral properties from Pan American Silver with a concurrent private placement with Pan American for proceeds of CAD$35 million;

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Hiring of Mr. Andrew Pooler as Chief Operating Officer;

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Completion of public hearing for the Esperanza Gold Project and advancement of permitting and feasibility study;

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Sale of non-core mineral claims in Peru to Pucara Resources. Corp.

RECENT DEVELOPMENTS

Acquisition of Mineral Properties

On February 25, 2013, the Company announced that it had entered into a binding letter agreement with Pan American Silver to acquire a portfolio of advanced-stage gold projects, including the La Bolsa project in Mexico, the Pico Machay project in Peru, and the Calcatreu project in Argentina. Subsequent to March 31, 2013, the Company executed the definitive agreement. In consideration, Esperanza will issue to Pan American 50,900,000 common shares and 10,000,000 warrants of the Company. The warrants will entitle Pan American to purchase one common share of the Company at a price of CAD$1.20 for a period commencing on the closing date of the transaction and expiring on the fifth anniversary of the closing. The Warrants will be callable after three years from the closing date of the transaction if at any time the volume weighted average trading price of the Company’s common shares on the TSX-V is greater than CAD$1.50 per Common Share for 20 out of the 30 consecutive trading days.

In addition, Pan American Silver subscribed for 20,600,000 common shares at a price of CAD$1.70 for gross proceeds to the Company of CAD$35,020,000.

The Company has also finalized the form of an investor rights agreement and a CAD$15 million convertible standby credit agreement which the Company and Pan American expect to enter into on the closing of the transaction.

In connection with the transaction, Pan American Silver will elect three additional members to the Company’s Board of Directors. The transaction is subject to receipt of all necessary regulatory approvals, the approval of the shareholders of Esperanza and the approval of the TSX Venture Exchange.

Sale of Peru mineral claims

In February, 2013, the Company executed an agreement with Pucara Resources Corp. (“Pucara”), a Canadian Private Corporation, in respect of the purchase and sale of certain non-core mineral claims in Peru. Pursuant to the terms of the agreement, Pucara received the properties in exchange for the payment of 1,583,954 shares, or 10%, of the total outstanding in the capital of Pucara and the retention by Esperanza of a 1% net smelter return royalty on the properties. The transaction was completed for consideration of $150,000 and included the sale of equipment with a net book value of $56,854 along with the properties, valued at $21,035. A net gain of $72,111 was recorded as a result of the transaction. The Peru properties comprise approximately 14,000 hectares of mineral concessions, all at the grassroots exploration stage.

Hiring of Chief Operating Officer

On March 5, 2013, the Company announced that Mr. Andrew Pooler had joined the Company in the role of Chief Operating Officer. Andrew comes to the Company holding a Bachelor of Science degree in Mining Engineering from the University of Idaho and has more than 25 years of experience as a mining engineer and operations executive working in North, Central and South America. Andrew’s most recent role was as Chief Executive Officer of PanTerra Gold Limited. Prior to that, Andrew served as the Chief Operating Officer of Abacus Mining and Exploration Corp. and spent five years as Senior Vice President, Mine Operations, for Pan American Silver where he was responsible for the production performance of six operating mines located in Mexico, Peru, Argentina and Bolivia. Mr. Pooler replaces Laurence Morris who resigned during the quarter.

EXPLORATION AND DEVELOPMENT REVIEW

Esperanza Gold Project, Mexico

On the basis of the positive results of the September 2011 PEA and the updated resource on the Esperanza Gold Project, the Company is diligently advancing the property toward construction and production. In 2012, the Company continued with expansion drilling, metallurgical testing and design and other efforts to advance the project. Additions to management announced during the second quarter of 2012 helped to accelerate these efforts significantly. During the first quarter of 2013, the Company’s focus has remained on permitting, community relations and completion of the bankable feasibility study.

Highlights of current development activities include:

•

The Company submitted its primary environmental permit application in the fourth quarter or 2012. As part of the permitting process, a public hearing was held in February 2013 to discuss the proposed mine. Subsequent to the public hearing, the Company received normal-course comments and requests for additional information from the federal environmental permitting authority. The Company responded formally to the authority on May 20, 2013.

•

The Company continues to progress the bankable feasibility study for the Esperanza Gold Project. The study is now expected to be completed during the third quarter of 2013. Feasibility-level engineering, geotechnical and hydrology testing, capital and operating cost estimation and related activities are in process for inclusion in the study.

Other Exploration

In Mexico the Company controls three concessions totaling 44,333 hectares in the Biricu property in Guerrero, three concessions plus an option on two other concessions totaling 9,521 hectares in the El Canario project, Nuevo Leon, and three concessions totaling 12,510 hectares in the Gallos Blancos project, San Luis Potosi. Agreements with all surface owners for the El Canario and Gallos Blancos projects have been made. During the first quarter of 2013, an initial drill program was completed at El Canario. All properties are at the early exploration stage.

In 2011, the Company granted an option to Citation Resources Inc. (“Citation”) to acquire a 100% interest in the Biricu property. The Company received 250,000 shares of Citation in December 2012 as part of the agreement, which calls for issuance of 1,050,000 common shares and exploration spending of CAD$4,000,000 over four years.

SELECTED ANNUAL AND QUARTERLY INFORMATION

The following information is derived from the interim Financial Statements:

For the three months ended:	March 31, 2013	March 31, 2012

Operating expenses	$4,849,416	$2,668,188
Finance income	70,368	115,890
Equity in loss of associated company	584,096	405,817
Net loss	3,217,871	2,950,394
Net loss per share (basic and diluted)	0.04	0.06

Total assets	$36,346,810	$21,902,382

The Company recorded a net loss of $3,217,871 for the three month period ended March 31, 2013 (2012 – $2,950,394). The net loss includes Esperanza’s share of the loss in Global Minerals of $584,096 (2012 – $405,817).

Total assets decreased from $40,529,504 in at December 31, 2012, to $36,346,810 at March 31, 2013. The decrease was the result of the Company’s continuing focus on permitting and development of the Esperanza Gold Project, as well as the Company’s share of losses incurred by Global Minerals.

The following table sets out selected unaudited quarterly results:

Quarter ended	Mar 31, 2013	Dec 31, 2012	Sept 30, 2012	June 30, 2012

Loss before the following	$4,751,062	$2,787,670	$5,170,840	$4,032,405
Share based compensation	98,354	662,841	667,753	159,178
Equity in loss of associated company	584,096	670,440	1,048,318	335,283
Mark to market gain on derivative liability	(2,026,382)	-	-	-
Interest income	(70,368)	(84,268)	(132,389)	(96,081)
Gain on sale of mineral property, plant and equipment	(72,111)	-	-	-
Foreign exchange (gain) / loss	(46,780)	(206,816)	(222,453)	15,774
Net loss for the period	3,217,871	3,829,867	6,532,069	4,446,559
Net loss per share (basic and diluted)	$0.04	$0.05	$0.08	$0.08

Quarter ended	Mar 31, 2012	Dec 31, 2011	Sept 30, 2011	June 30, 2011

Loss before the following	$2,651,374	$1,911,696	$1,511,447	$2,116,463
Share based compensation	-	31,289	-	502,948
Equity in loss of associated company	405,817	758,679	589,318	444,531
Gain on sale of property	-	-	(26,144,952)	-
Interest income	(115,890)	201,846	(28,711)	(28,229)
Foreign exchange (gain) / loss	9,093	4,967	(8,202)	2,938
Net (income) / loss for the period	2,950,394	2,908,477	(24,081,100)	3,038,651
Net (earnings) / loss per share (basic and diluted) (1)	$0.06	$0.06	$(0.46)	$0.05

(1)   The diluted earnings per share for the quarter ended September 30, 2011 was $0.42

The Company recorded a net loss of $3,217,871 for the three-months ended March 31, 2013, compared with a net loss of $2,950,394 for the same period in 2012. The net loss includes Esperanza’s share of the loss in Global Minerals of $584,096 (2012 – $405,817). The net loss remained consistent quarter over quarter, however the majority of spending during the 2013 period was focused on the permitting and development of the Esperanza Gold Project, whereas spending during the same period in 2012 was spread out over various exploration projects.

OPERATING ACTIVITIES

Exploration expenses for the three month period ended March 31, 2013, increased to $3,278,024, up from $2,159,683 for the same period in 2012. Feasibility study and permitting costs, office costs, equipment and field costs, community programs and salaries relating to the Esperanza Gold Project were all significantly higher in 2013 as the Company’s concentrated development efforts at the Esperanza Gold Project continue. Exploration costs at the Company’s other properties remained consistent quarter over quarter, however costs for the 2013 period were focused on a small drilling program at the El Canario property in Mexico, compared to a more varied distribution of costs between Mexico and Peru properties during the 2012 period. Exploration costs related to the Esperanza Gold Project totaled $2,944,139 for the three month period ended March 31, 2013, compared with $1,859,695 during the same period in 2012. Expenses for first quarter of 2013 included non-recurring charges of approximately $600,000 related to changes in management that occurred during the quarter. Exploration costs related to other properties totaled $333,885 and $299,988, respectively, for the same periods in 2013 and 2012.

Investor relations costs were $151,783 for the three month period ended March 31, 2013, compared to $84,118 for the same period in 2012. Costs have increased as the Company has instituted more concerted efforts to raise awareness of its growth profile.

Office expenses for the first quarter increased to $127,328 in 2013 compared to $92,126 in 2012. The increase was due to higher rent and general expenses as a result of the Company’s relocation of head office to Vancouver.

Professional fees, including audit, legal, and consulting fees, increased from $96,719 for the first quarter in 2012 to $585,205 for the same period in 2013. The increase is primarily the result of legal and consulting fees incurred as part of the Company’s due diligence conducted in relation to the acquisition of mineral properties from Pan American Silver.

Salaries and administrative fees were $472,577 for the three month period ended March 31, 2013, compared with $192,150 for the same period in 2012. This increase is due to an increased management presence at head office, as well as non-recurring charges of approximately $150,000 related to changes in management that occurred during the quarter.

Share-based compensation was $98,354 for the first quarter in 2013 compared to $nil for the same period in 2012. The Company recognizes share-based compensation expense evenly over the vesting period of awards granted. Therefore, the increase was due to the gradual vesting of options and restricted share units (“RSU’s”) granted since the second quarter of 2012, whereas option grants from periods prior to the second quarter of 2012 all vested immediately, at which time the related expense was recognized in its entirety.

A mark to market gain of $2,026,382 was recorded for the three month period ended March 31, 2013 (2012 - $nil), related to the Company’s outstanding warrants. As the Company’s functional currency is now the US dollar, the amount of cash the Company is to receive upon the exercise of the warrants is not determinable as the exercise price of the warrants is in Canadian dollars. A derivative liability has been recorded on the balance sheet with changes in fair value of the warrants recorded to income and loss. Generally, as the fair value of the warrants increases, the liability will also increase. The Company’s change in functional currency was recorded prospectively, meaning no recognition of a liability in prior periods.

Foreign exchange gains increased to $46,780 during the first quarter of 2013 from a loss of $9,093 for the same period in 2012. This increase was due to favourable exchange rates on purchases of US dollars. Interest income decreased during the first quarter from $115,980 in 2012 to $70,368 in 2013 due to lower rates of return on the Company’s short term investments.

LIQUIDITY AND CAPITAL RESOURCES

Working Capital

The Company started 2013 with working capital of $35,966,363 and had working capital of $31,451,104 at March 31, 2013. Working capital decreased as a result of a continued focus on permitting and development activities at the Esperanza Gold Project. Additional significant expenditures were mainly comprised of professional fees incurred as a part of the Company’s acquisition of mineral properties from Pan American Silver. The Company has sufficient working capital to carry out its exploration, development and administrative activities for at least the next twelve months.

In the second quarter of 2012, the Company raised net proceeds of $31,600,000 from a special warrant financing. During the periods since the transaction closed, the proceeds have been used approximately as follows:

	Actual Expenditures	Budgeted Expenditures(1)
Completing the feasibility study &
related work	$ 1,200,000	$ 1,600,000
Completing land acquisition & permitting	1,800,000	1,500,000
General corporate working capital	2,800,000	3,000,000
Funding a portion of the Esperanza
Gold Project capital costs	-	25,500,000
Total	$ 5,800,000	$ 31,600,000

(1) The budgeted figures are the from the “Use of Proceeds” section of the Company’s recent short form prospectus.

The expenditures in the above table are for the period of June 2012 through March 31, 2013. Esperanza also incurred approximately $3,015,000 on drilling and other exploration activities in Mexico in this period which is not reflected in the actual or budgeted use of proceeds in the table above. Further, Esperanza incurred approximately $955,000 on exploration and other activities in Mexico in the period which is not reflected in the actual or budgeted use of proceeds in the table above. The funding for these expenditures was from working capital on hand prior to the special warrant financing.

Contractual Obligations and Commitments

At March 31, 2013, the Company had minimum rental and lease payments of $127,340 which are payable over the next twelve months. The Company had no other contractual obligations or commitments.

SIGNIFICANT INVESTMENTS ACCOUNTED FOR BY THE EQUITY METHOD

Esperanza holds 28,906,517 shares of Global Minerals with a market value of $5,692,271 at March 31, 2013, which represents an interest of approximately 26%. The investment is being accounted for by the equity method. For the three month period ended March 31, 2013, Esperanza recorded its estimated share of Global’s comprehensive loss in the amount of $604,514, bringing the total investment at March 31, 2013, to $135,764. The tables below summarize 100% of Global’s estimated financial position as at and for the three month periods ended March 31, 2013 and 2012.

	March 31, 2013	December 31, 2012
Current assets	$5,534,283	$8,180,493
Long-term assets	5,010,546	4,811,607
Current liabilities	(600,144)	(526,906)
Net Assets	$9,944,685	$12,465,194
Esperanza investment in Global	$135,764	$740,278

For the three months ended March 31,	2013	2012
Net loss from continuing operations	$2,239,349	$1,401,901
Other comprehensive (income) loss	78,281	(7,551)

Total comprehensive loss	$2,317,630	$1,394,350

OUTSTANDING SHARE DATA

As of May 22, 2013, there were 78,846,321 common shares issued and outstanding and 100.6 million shares fully diluted, including:

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5,531,000 stock options outstanding with exercise prices ranging from $0.69 to $1.49 per option which expire from October 6, 2013, through to March 11, 2018, of which 2,830,998 are fully vested and exercisable;

•

2,650,000 RSU’s outstanding which vest in thirds and expire in June 2017 and March 2018;

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13,607,000 common share purchase warrants outstanding with an exercise price of $1.80 per warrant which expire on May 24, 2017.

RELATED PARTY TRANSACTIONS

During the three month period ended March 31, 2013, the Company paid $36,867 (2012 – $nil) to Pathway Capital Limited. (“Pathway”), a related company by virtue of a common director, for office space and consulting services. These transactions were in the normal course of operations and are measured at the exchange amount which is the amount established and agreed to by the related parties. Details of related party transactions are included in Note 15 to the financial statements.

OFF-BALANCE SHEET ARRANGEMENTS

There are no off-balance sheet arrangements or obligations that are not disclosed in the financial statements.

FINANCIAL INSTRUMENTS RISK MANAGEMENT

Esperanza’s strategy with respect to cash is to safeguard this asset by investing any excess cash in very low risk financial instruments such as term deposits or by holding funds in the highest yielding savings accounts with major Canadian banks. By using this strategy the Company preserves its cash resources and is able to marginally increase these resources through the yields on these investments. The Company’s financial instruments are exposed to certain financial risks, which include currency risk, credit risk, liquidity risk and interest rate risk.

Foreign Currency Risk

The Company is exposed to financial risk related to the fluctuation of foreign exchange rates. The Company operates in Canada, the United States, Mexico and Peru. The Company funds cash calls to its subsidiary companies outside of Canada in US dollars and a portion of its expenditures are also in the local currencies. The risk is that there could be a significant change in the exchange rate of the US dollar relative to the Canadian dollar, the Mexican peso or the Peruvian sol. A significant change in these rates could have an adverse effect on the Company’s results of operations, financial position or cash flows. The Company has not hedged its exposure to currency fluctuations.

Based on the net exposures as at March 31, 2013, and assuming that all other variables remain constant, a 10% change in the value of the US dollar against the Canadian dollar would result in a change in income of $2,005,324. A 10% change in the US dollar against the Mexican peso would result in a change in income of $95,076 and a 10% change in the US dollar against the Peruvian sol would result in a change in income of $295.

Credit Risk

The Company’s cash and cash equivalents are held through large Canadian or US financial institutions and are mainly held in term deposits and savings accounts and accordingly credit risk is minimized. The Company’s receivables consist primarily of value added tax receivable from the Mexican government.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk through the management of its capital resources as outlined in Note 16 (b) of the March 31, 2013, interim financial statements.

Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in the market interest rates. The Company’s cash is held mainly in term deposits and therefore there is currently minimal interest rate risk.

RISKS AND UNCERTAINTIES

Mineral Property Exploration and Mining Risks

The business of mineral deposit exploration and extraction involves a high degree of risk. Few properties that are explored ultimately become producing mines. At present, none of the Company’s properties has a known commercial ore deposit, although Esperanza has published a Preliminary Economic Assessment (“PEA”), which indicates that the Esperanza Gold Project may have a commercial ore deposit upon completing a pre-feasibility or feasibility study. Esperanza’s main operating risks include: ensuring ownership of and access to mineral properties by confirmation that option agreements, concessions and leases are in good standing and obtaining permits for drilling, other exploration activities and/or extraction.

The Esperanza Gold Project is near a known archeological site. The Company has worked with the appropriate government archeological authority to determine any effects proposed mining operations may have. As a result of this work, land required by the Company to conduct mining operations has been released for mining activity.

Esperanza is currently earning an interest in the El Canario property through an option agreement and acquisition of title to the property is only completed when the option conditions have been met. These conditions generally include making property payments and incurring exploration expenditures on the properties. If the Company does not satisfactorily complete the option conditions in the time frame pursuant to the option agreement, the Company’s title to the related property will not vest and the Company will have to write-off the previously capitalized acquisition costs related to that property.

Commodity Price Risk

Esperanza is exposed to commodity price risk. Declines in the market price of gold, silver and other metals may adversely affect the Company’s ability to raise capital or attract joint venture partners in order to fund its ongoing operations. Commodity price declines could also reduce the amount the Company would receive on the disposition of one of its mineral properties to a third party.

Financing and Share Price Fluctuation Risks

Esperanza has limited financial resources, has no source of operating cash flow and has no assurance that additional funding will be available to it for further exploration and development of its projects. Further exploration and development of one or more of the Company’s projects may be dependent upon the Company’s ability to obtain financing through equity or debt financing or other means. Failure to obtain this financing could result in delay or indefinite postponement of further exploration and development of its projects which could result in the loss of one or more of its properties.

Securities markets have experienced a high degree of price and volume volatility, and the market price of securities of many companies, particularly those considered to be development-stage companies such as Esperanza, have experienced wide fluctuations in share prices which have not necessarily been related to their operating performance, underlying asset values or prospects. There can be no assurance that these kinds of share price fluctuations will not occur in the future, and if they do occur, how severe the impact may be on Esperanza’s ability to raise additional funds through equity issues.

Political and Currency Risks

The Company is operating in countries that currently have varied political environments. Changing political situations may affect the manner in which the Company operates. The Company’s equity financings are sourced in Canadian dollars but it incurs a significant portion of its expenditures in local currencies or in US dollars. At this time there are no currency hedges in place. Therefore a weakening of the Canadian dollar against the US dollar, Mexican peso or Peruvian sol could have an adverse impact on the amount of exploration and development conducted.

Social and Community Risks

The Company’s relationship with the communities in which it operates are critical to ensure the future success of its existing operations and the construction and development of its projects. There is an increasing level of public concern relating to the perceived effect of mining activities on the environment and on communities impacted by such activities.

Certain governmental and non-governmental organizations, some of which oppose globalization and resource development, are often vocal critics of the mining industry and its practices, including the use of cyanide and other hazardous substances in processing activities. Adverse publicity generated by such governmental and non-governmental organizations or others related to extractive industries generally, or the Company’s operations specifically, could have an adverse effect on the Company’s reputation or financial condition and may impact its relationship with the communities in which it operates. While the Company is committed to operating in a socially responsible manner, there is no guarantee that the Company’s efforts in this respect will mitigate this potential risk.

Insured and Uninsured Risks

In the course of exploration and development of and extraction of ore from mineral properties, the Company is subject to a number of risks and hazards in general, including adverse environmental conditions, operational accidents, labor disputes, unusual or unexpected geological conditions, changes in the regulatory environment and natural phenomena such as inclement weather conditions, floods, and earthquakes. Such occurrences could result in damage to the Company’s property or facilities and equipment, personal injury or death, environmental damage to properties of the Company or others, delays, monetary losses and possible legal liability.

Although the Company may maintain insurance to protect against certain risks in such amounts as it considers reasonable, its insurance may not cover all the potential risks associated with its operations. The Company may also be unable to maintain insurance to cover these risks at economically feasible premiums or for other reasons. Should such liabilities arise, they could reduce or eliminate future profitability, result in increased costs, have a material adverse effect on the Company’s financial results and cause a decline in the value of the securities of the Company. Some work is carried out through independent consultants and the Company requires that all consultants carry their own insurance to cover any potential liabilities as a result of their work on a project.

Environmental Risks and Hazards

The activities of the Company are subject to environmental regulations issued and enforced by government agencies. Environmental legislation is evolving in a manner that will require stricter standards and enforcement and involve increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects, and a heightened degree of responsibility for companies and their officers, directors and employees. There can be no assurance that future changes in environmental regulation, if any, will not adversely affect Esperanza’s operations. Environmental hazards may exist on properties in which the Company holds interests which are unknown to the Company at present.

Competition

The Company will compete with many companies and individuals that have substantially greater financial and technical resources than the Company for the acquisition and development of its projects as well as for the recruitment and retention of qualified employees.

FUTURE ACCOUNTING CHANGES

The following are IFRS changes that have been issued by the International Accounting Standards Board, which may affect the Company, but are not yet effective. The Company is in the process of assessing the affect that the new and amended standards will have on its financial statements or whether it will early-adopt any of the new requirements.

IFRS 10, Consolidated Financial Statements, introduces amendments to define an “investment entity” and an exception from consolidation for investment entities. IFRS 12, Disclosure of Interests in Other Entities, and IAS 27, Separate Financial Statements, introduce additional disclosures that an investment entity is required to make. These revised standards are applicable to annual periods beginning on or after January 1, 2014.

IAS 32, Financial Instruments: Presentation, provides clarified requirements for the offsetting of financial assets and financial liabilities. This revised standard is effective for annual periods beginning on or after January 1, 2014.

IFRS 9, Financial Instruments, was issued in November 2009 and is the first step to replace current IAS 39, Financial Instruments: Recognition and Measurement. IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing the multiple rules in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets. The new standard also requires a single impairment method to be used, replacing the multiple impairment methods in IAS 39. IFRS 9 is effective for annual periods beginning on or after January 1, 2015.

IFRS 7 Financial Instruments: Disclosures, introduces additional disclosures, designed to allow users of financial statements to improve their understanding of the transition from IAS 39 to IFRS 9. This revised standard applies to annual periods beginning on or after January 1, 2015, or upon adoption of IFRS 9.

FORWARD-LOOKING INFORMATION

This MD&A may contain “forward looking statements” that reflect the Company’s current expectations and projections about its future results. When used in this MD&A, words such as “estimate”, “intend”, “expect”, “anticipate” and similar expressions are intended to identify forward-looking statements, which, by their very nature, are not guarantees of the Company’s future operational or financial performance, and are subject to risks and uncertainties and other factors that could cause Esperanza’s actual results, performance, prospects or opportunities to differ materially from those expressed in, or implied by, these forward-looking statements.

The Company is focusing its efforts on permitting and completing a full feasibility study for the Esperanza Gold Project. The Company has conducted infill and expansion drilling to provide more data in order to more accurately determine the size and grade of the mineral resource and has been conducting further metallurgical testing in order to optimize processing design. Esperanza has also been applying for the appropriate permits in order to conduct mining on the property. The Company’s operating plan is based on the expectation of positive results from all of the above activities. However, if Esperanza encounters problems or difficulties with the size and grade of the resource, permitting, metallurgical recoveries or design or other issues, this could have a significant impact on current and future operating plans.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this MD&A or as of the date otherwise specifically indicated herein. Due to risks and uncertainties identified here and elsewhere in this MD&A, actual results may differ materially from current expectations. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise except as required by securities law.